Kutak Rock LLP The Omaha Building, 1650 Farnam Street, Omaha, NE 68102-2103 office 402.346.6000

Dale Dixon

402.346.6000

dale.dixon@kutakrock.com

August 5, 2022

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0306
Attention: Ms. Kayla Roberts

Re:	First National Master Note Trust First National Funding LLC Registration Statement on Form SF-3 Filed June 17, 2022 File Nos. 333-265694 and 333-265694-01

Ladies and Gentlemen:

On behalf of First National Funding LLC (the “Registrant”), we enclose herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-captioned registration statement on Form SF-3 (the “Registration Statement”), including exhibits, which is marked to show changes from the Registration Statement that was filed with the Commission on June 17, 2022.

Set forth below are the Registrant’s responses to the comments (included below for ease of reference) on the Registration Statement that were contained in the Staff’s letter to Mr. Anthony Cerasoli, dated July 11, 2022. The responses are numbered to correspond with the numbers on the Staff’s comments in its letter. Capitalized terms used herein have the same meanings as in the Registration Statement unless otherwise noted.

Registration Statement on Form SF-3

Form of Prospectus

Risk Factors, page 19

1.	We note your risk factor discussion is greater than 15 pages. Please revise to provide a section with a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.

Securities and Exchange Commission

August 5, 2022

Response: The disclosure in the form of prospectus has been revised accordingly in response to this comment, beginning on page 15.

Annex I – Receivables Performance

Review of Pool Asset Disclosure, page A-1-11

2.	We note your statement under the heading “Review of Qualitative Disclosure” that the Rule 193 Information relates to “all of the receivables in the trust portfolio, not a sample.” We also note your disclosure under the heading “Underwriting Process” that the depositor relies on the Control Group to confirm that accounts comply with the underwriting criteria described in the prospectus and that the Control Group “performs independent reviews and testing upon a portion of the loans originated by the bank for compliance with the related underwriting criteria.” Please revise your disclosure as necessary to clarify whether, for purposes of the review of pool assets required by Securities Act Rule 193, the depositor reviewed all receivables in the trust portfolio, or relied on the Control Group’s periodic review of a portion of the loans originated by the bank, in concluding that the Rule 193 Information is accurate in all material respects. See Securities Act Rule 193 and Item 1111(a)(7) (including the accompanying instruction) of Regulation AB.

Response: The Rule 193 Information in the prospectus relates to all of the receivables in the trust portfolio, not a sample. The Control Group relies primarily on its assessments of the design and effectiveness of the underwriting criteria and management controls and periodic tests of the bank’s automated credit card application system as described on page A-I-12 to confirm that the credit card accounts originated by the bank comply with the bank’s underwriting criteria. The Control Group also periodically reviews and tests some of the loans originated by the bank as an additional way for the Control Group to validate compliance with the underwriting criteria. We have revised the disclosure on page A-I-12 of the prospectus accordingly.

3.	Your disclosure describing the review of pool assets for purposes of Securities Act Rule 193 appears to refer only to credit card accounts originated by the bank. We note, however, your disclosure on page 64 under the heading “The Bank’s Credit Card Activities - Primary Marketing Segments” that the bank may purchase existing accounts from an agent bank or co-brand partner and that such accounts will not be requalified at the time of purchase. Please revise your Rule 193 review disclosure as necessary to include a description of the review conducted for any assets not originated by the bank or subject to the bank’s underwriting criteria as currently described. See Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB.

Securities and Exchange Commission

August 5, 2022

Response: In response to this comment, we have revised the disclosure on pages 67 and 85 to further describe the due diligence review undertaken by the bank at the time of purchase of existing accounts from an agent bank or co-brand partner. We have also clarified on page A-I-12 that the Rule 193 review includes such accounts.

4.	We note your disclosure that, with respect to account additions, the bank uses an automated system to identify accounts that satisfy eligibility criteria and then randomly selects accounts to be included in the account addition. Please revise your disclosure to include a description of the Rule 193 review for assets that may be added to the pool and the corresponding disclosure required by Item 1111(a)(7) and Item 1111(a)(8) of Regulation AB.

Response: A description of the Rule 193 review with respect to account additions consisting of accounts originated by the bank is included in the prospectus under the heading “The Trust Portfolio” on page 72. In response to this comment, we have added similar disclosure with respect to both accounts originated by the bank and third-party financial institution accounts acquired by the bank to “Review of Pool Asset Disclosure – Underwriting Process” on page A-I-12.

Exhibit 4.3 – Form of Indenture Supplement, page 12

5.	Please review all cross-references in your transaction documents to confirm accuracy and revise as necessary. As examples only, in the Indenture Supplement filed as Exhibit 4.3, the term “Requesting Party” is defined on page 12 as having the “meaning assigned to such term in Section 4.21(a)(i) or Section 4.21(a)(ii) of this Indenture Supplement.” However, we were unable to locate the defined term in Section 4.21(a). We also note that paragraph (a) under Section 4.21 (Investor Communication) includes a reference to Section 4.22(b), which we are likewise unable to locate. Further, we note that Section 5.07 of the Second Amended and Restated Master Indenture filed as Exhibit 4.1 refers to proceedings in Section 4.21 of the applicable Indenture Supplement, but Section 4.21 of the Indenture Supplement describes the Investor Communication provisions, rather than legal proceedings.

Response: In response to this comment, we have reviewed the cross-references in the transaction documents and revised certain cross-references as appropriate in the Form of Underwriting Agreement and the Form of Indenture Supplement, which are being refiled as Exhibits 1.1 and 4.3, respectively.

Securities and Exchange Commission

August 5, 2022

We trust that the foregoing adequately responds to each of the Staff’s comments and questions with respect to the Registration Statement. Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ H. Dale Dixon

Dale Dixon